Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2008

Mr. Arthur P. Bedrosian
President and Chief Executive Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

> **Re:** **Lannett Company, Inc.**
> **Form 10-K for Fiscal Years Ended June 30, 2007**
> **File No. 1-31298**

Dear Mr. Bedrosian:

We have reviewed your March 14, 2008 response to our January 29, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended June 30, 2007

Exhibit 13

Note 12: Acquisition of Cody Laboratories, Inc., page 27

1. We acknowledge your response to our previous comment 2a. Please address the following additional comments:
    a. Although you assert that you met the business scope exception of paragraph 4h of FIN 46R at your purchase of the 12.5% interest in Cody Labs and the initial $2 million loan, footnote 2 to this paragraph indicates that the business exception must be reevaluated each reporting period. In this regard, please explain to us how the cessation of manufacturing and sales at Cody Labs during the fourth quarter of fiscal 2006 does not preclude the business scope exception consistent with the guidance in paragraphs C3, C5 and C8 of FIN 46R. Assuming that Cody Labs after cessation of manufacturing and sales does not qualify as a business and

therefore fails to meet the business scope exception, please explain to us whether Cody Labs is a variable interest entity, whether your loans to Cody Labs qualify as variable interests and whether you are the primary beneficiary. Please reference for us the authoritative literature you rely upon to support your accounting.

b.   Please clarify for us whether at any point in your relationship with Cody Labs you committed to fund future operating losses or remedial efforts.

c.   Please explain to us the nature of the liabilities that comprise the difference from your disclosed $11.73 million of total of loans and payables due you from Cody Labs and the $10.51 million of loans as indicated in your response. In your response, please explain to us the impact of these additional liabilities on your FIN 46R assessment and reference the authoritative literature you relied upon to support your accounting.

2.   We acknowledge your response to our previous comment 2b. Please address the following additional comments:

a.   Please explain to us why your estimate of the enterprise value of Cody Labs decreased from approximately $30 million at December 31, 2006 to $4.4 million at April 10, 2007. In this regard, please explain any material differences in valuation methodologies as well as material changes in assumptions.

b.   On page 11 of your response you indicate that you restated your March 31, 2007 financial statements to record your loan receivable impairment because essentially the same facts and circumstances existed as of March 31, 2007 as at April 10, 2007. Please provide us a chronology of the events that occurred before April 1, 2007 that led to the impairment at March 31, 2007.

3.   In your response to our previous comment 2c you reference the guidance in SFAS 141 in your response. Please explain to us how your acquisition of Cody Labs qualifies as a business under paragraph 9 of SFAS 141 and EITF 98-3.

4.   On page 22 of your original March 31, 2007 Form 10-Q you indicate that you anticipated recording a significant intangible asset or goodwill in the acquisition. In your response to our previous comment 2c you indicate your consideration of recording a customer list intangible asset. Please explain to us why you did not record any other intangible assets and specifically address why you apparently did not record an intangible asset for the fair value of the cGMP manufacturing processes that were completed and validated in May 2007.

5.   It is unclear from your response to our previous comment 2e whether you intend to replace the paragraph you identify referring to an independent valuation firm with the sentence discussing your conclusion regarding the fair value of Cody

Mr. Arthur P. Bedrosian
Lannett Company, Inc.
April 18, 2008
Page 3

Labs. Please provide us your draft disclosure removing all references to the independent valuation firm, or name this specialist and provide their consent in Exchange Act filings incorporated by reference into Securities Act filings.

General

6.   As previously requested, please have a duly authorized officer of the company provide a statement submitted on EDGAR acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant